SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES
Publicly-held Company
CVM n 1771-0
C.N.P.J. n 02.558.074/0001-73
N.I.R.E 35.300.158.792

RELEVANT NOTICE

Telesp Celular Participações (“TCP”), announces that its controlling shareholder, Brasilcel N.V., a Joint Venture of PORTUGAL TELECOM, SGPS, S.A., PT MÒVEIS, SGPS, S.A. and TELEFÒNICA MÒVILES S.A., signed on January 15, 2003, in benefit of TCP, a preliminary purchase and sale agreement with Fixcel S.A. (“Fixcel”) to acquire 77,256,410,396 (seventy seven billion, two hundred and fifty six million, four hundred and ten thousand and three hundred and ninety six) common shares of Tele Centro Oeste Participações S.A.

(“TCO”), representing 61.10% of voting capital and 20.37% of total capital (“Acquisition”)

The execution of the final documents including the agreed terms of the Acquisition is anticipated to occur at the end of coming weeks. Such execution is subject to some conditions of the preliminary agreement. The conclusion of the Acquisition is anticipated to occur during the first half of 2003.

The acquisition depends on the approval of “Agência Nacional de Telecomunicações” – ANATEL, the Brazilian Communications regulator and will be submitted to “Conselho Administrativo de Direito Econômico” – CADE, the Brazilian Antitrust Commission.

The price agreed in the preliminary agreement is R$ 1,408 billion, totalling R$ 18.23 per thousand common share. A down payment will be made when the shares are transferred and the remaining balance will be paid afterwards. This price is subject to adjustments due to the legal, accounting and financial due diligence at TCO and its controlled companies, which shall begin in a few days. The definitive price, as well as its payment method, will be disclosed following those adjustments.

After the acquisition is concluded and, under the current legislation, TCP will make a tender offer for the acquisition of common shares from non-controlling shareholders of TCO by 80% of the price paid per share in the Acquisition (“Tender Offer”). The Tender Offer will begin as soon as it is registered at the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission.

After the Acquisition and the Tender Offer are completed, TCP expects to merge TCO’s shares. The exchange ratio to be offered will be 1,27 shares issued by TCP for each share issued by TCO. This ratio will be adjusted by the results of the aforementioned due diligence to be conducted at TCO and its controlled companies.

Further information about the Acquisition, the Tender Offer and the incorporation of shares is available at TCP’s website (www.telespcelular.com.br)

São Paulo, January 16, 2003

Telesp Celular Participações S.A.

Maria Paula de Almeida Martins Canais

Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.